As filed with the Securities and Exchange Commission on June 29, 2010.

1934 Act File No. 1-10882

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of

the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2009

AEGON USA, LLC PROFIT SHARING PLAN

4333 Edgewood Road N.E.

Cedar Rapids, Iowa 52499

(Full title of the plan and the address of the plan, if

different from that of the issuer named below)

AEGON N.V.

AEGONplein 50

PO BOX 85

2501 CB The Hague

The Netherlands

(Name of the issuer of the securities held pursuant to

the plan and the address of its principal executive office)

REQUIRED INFORMATION

FINANCIAL STATEMENTS

Because the AEGON USA, LLC Profit Sharing Plan (the “Plan”) is subject to ERISA, the Plan’s financial statements and schedules filed as part of this Annual Report have been prepared in accordance with the financial reporting requirements of ERISA.

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

F I N A N C I A L  S T A T E M E N T S A N D  S U P P L E M E N T A L  S C H E D U L E

AEGON USA, LLC Profit Sharing Plan

Year Ended December 31, 2009

With Report of Independent Registered Public Accounting Firm

AEGON USA, LLC Profit Sharing Plan

Financial Statements and Supplemental Schedule

Year Ended December 31, 2009

Report of Independent Registered Public Accounting Firm

The Board of Trustees

AEGON USA, LLC Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the AEGON USA, LLC Profit Sharing Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Des Moines, Iowa

June 29, 2010

AEGON USA, LLC Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31
	2009	2008

Assets
Investments, at fair value	$1,058,285,493	$884,428,626
Participant loans receivable	27,189,191	26,132,950

Net assets available for benefits	$1,085,474,684	$910,561,576

See accompanying notes.

AEGON USA, LLC Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2009

Changes in net assets attributed to:
Investment income:
Interest and dividends	$18,079,506
Net realized gain and change in unrealized appreciation in fair values of investments	132,995,271

151,074,777

Contributions:
Employer	21,889,283
Participants	53,214,905

75,104,188

Transfers:
Transfers of net assets from other plans	2,582,904

Total changes attributed to investment income, contributions, and transfers	228,761,869

Benefits paid to participants	53,847,636
Administrative expenses	1,125

Net increase	174,913,108

Net assets available for benefits at beginning of year	910,561,576

Net assets available for benefits at end of year	$1,085,474,684

See accompanying notes.

AEGON USA, LLC Profit Sharing Plan

Notes to Financial Statements

1. Description of Plan

The following description of the AEGON USA, LLC Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all U.S. employees of affiliates (within the meaning of Sections 414(b) and 414(c) of the Internal Revenue Code) of AEGON USA, LLC (the Company). The Company is an indirect wholly owned subsidiary of AEGON N.V., a holding company organized under the laws of the Netherlands. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions and Transfers of Net Assets from Other Plans

Participants generally may contribute up to 25% of annual compensation to the Plan, subject to certain limits. Subject to the consent of the Plan administrator, participants may also rollover amounts representing distributions from other qualified defined benefit or contribution plans. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions.

The employer matches 100% of participant contributions up to 3% of their eligible compensation per pay period. Participants may direct the investment of their contributions into any of the Plan’s fund options.

The Plan accepts transfers of net assets from other plans at fair value as of the date of transfer.

Plan Amendments

Effective January 1, 2008, the Company amended the Plan to no longer require spousal consent to name a beneficiary other than a participant’s spouse or request a participant loan for those participants whose normal form of benefit is a lump-sum payment.

AEGON USA, LLC Profit Sharing Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

The Company amended the name of the Plan effective August 1, 2008, to the AEGON USA, LLC Profit Sharing Plan. This amendment also includes an update to the definition of compensation to include certain payments made to a participant after severance from employment and the ability of the Plan to withhold distributions for any participant who is on a list published by the Office of Foreign Assets Control of the U.S. Department of Treasury.

Effective January 1, 2009 the Company amended and restated the Plan to reflect certain Plan language revisions requested by the Internal Revenue Service in connection with the Plan’s 2008 determination letter application and to reflect certain other Plan language revisions required by law. The Company also amended the Plan effective January 1, 2010 to change the name of the Plan to the AEGON Companies Profit Sharing Plan.

Eligibility

Each eligible employee may participate in the Plan following completion of six months of employment. Alternatively, an employee may participate in the Plan if the employee works at least 1,000 hours during either their initial 12-month period of service or any plan year.

Participant Accounts

Each participant’s account consists of the balance in the account as of December 31, 2008 and (a) participant contributions; (b) employer contributions; (c) rollover contributions; and (d) earnings on investments less any partial distributions from the Plan.

The Plan allocates employer and participant contributions to participants’ accounts biweekly. The Plan allocates earnings on the investments to participants’ accounts daily based on their investment in each fund.

Participants may change their future investment designations at their discretion. In addition, participants may transfer their existing balances to other funds.

AEGON USA, LLC Profit Sharing Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Vesting

The Plan fully vests participants’ contributions at all times. Participants vest in employer contributions according to a four-year graded vesting schedule. The Plan uses forfeited amounts to reduce employer contributions. Forfeitures of $195,532 and $333,314 were used to reduce employer contributions for the years ended December 31, 2009 and 2008, respectively. Nonvested forfeited balances were $147,913 and $49,178 at December 31, 2009 and 2008, respectively.

Plan Termination

Although the Company has not expressed any intent to terminate the Plan, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the Code. Upon termination of the Plan, each participant becomes fully vested and will receive the appropriate allocation of the Plan’s assets.

Payment of Benefits

The accrued benefit of a Plan participant equals the value of the participant’s vested account as of the day the Plan disburses the funds. The normal form of payment to any participant who is legally married and who becomes entitled to a distribution is a joint and 50% survivor annuity. Participants, with spousal consent if applicable, or their beneficiaries may elect to receive their benefits in the form of a joint and survivor annuity, lump sum, or in monthly, quarterly, semiannual, or annual payments. The Plan also permits partial distributions of account balances.

Effective January 1, 2008, the normal form of payment to any participant hired after December 31, 2007, or who begins to actively participate in the Plan after December 31, 2007, is a lump-sum distribution.

AEGON USA, LLC Profit Sharing Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Investment Valuation and Income Recognition

The Plan invests in the general and separate accounts of Transamerica Financial Life Insurance Company (TFLIC), an affiliate of the Company within the meaning of Sections 414(b) and 414(c) of the Code. TFLIC values separate accounts at fair value, as reported by TFLIC. The fair value of the units the Plan owns in the TFLIC general account is based on fair value of the underlying investments as determined by the fund sponsor. The TFLIC general account fair value represents contributions made to the fund, plus interest accrued at the fund rate, less funds used to purchase annuities or pay benefits to participants. Funds under the contract that have been allocated and applied to purchase annuities are excluded from the Plan’s assets. Purchased annuities are contracts under which the insurance company is obligated to pay benefits to named participants or their beneficiaries.

The TFLIC separate accounts, Diversified Investment Advisors (DIA) collective trust, mutual funds (Columbia Acorn and Vanguard Small Cap Index) and AEGON N.V. common stock represent contributions invested primarily in domestic and international common stocks, including that of the Company’s indirect parent, mutual funds or collective trusts, and high quality short to intermediate term debt securities, quoted at market prices, as determined as of the close of the New York Stock Exchange on the valuation date. The Plan values the TFLIC separate accounts, DIA collective trust, mutual funds and AEGON N.V. common stock at the unit value of each fund.

As described in ASC 962, Plan Accounting Defined Contribution Pension Plans, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statements of net assets available for benefits presents the fair value of the investment in the Stable Fund, which equals the contract value relating to these investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

The Plan reports the marketable securities in the personal choice retirement account, which includes common stocks, mutual funds, bonds, and money market funds at quoted market price.

The Plan values participant loans at their unpaid principal balance.

AEGON USA, LLC Profit Sharing Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain 2008 amounts in the Company’s financial statements have been reclassified to conform to the 2009 financial statement presentation.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities have various risks, such as interest rate, market, and credit risks, including a concentration of investment in a single entity risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

New Accounting Pronouncement

On July 1, 2009, the FASB Accounting Standards CodificationTM (ASC or the Codification) was launched as the single source of authoritative nongovernmental accounting principles generally accepted in the United States (GAAP). Guidance in the Codification is organized by Topic, each representing a collection of related guidance (e.g., Financial Services—Insurance). Topics are further subdivided into Subtopics (e.g., Insurance Activities), and Sections (e.g., Recognition, Measurement, or Disclosure). All guidance contained in the Codification carries an equal level of authority. The Plan adopted guidance that establishes the Codification as the source of authoritative GAAP for the period ended September 30, 2009. The adoption required updates to the Plan’s financial statement disclosures, but did not impact the Plan’s financial position. This guidance was formerly known as Statement of Financial Accounting Standards (SFAS) No. 168, The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162.

AEGON USA, LLC Profit Sharing Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

As of December 31, 2009 the Plan adopted ASC 855, Subsequent Events, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The guidance requires the disclosure of the date through which an entity has evaluated subsequent events and whether that date represents the date the financial statements were issued or were available to be issued. The adoption did not impact the Plan’s financial position. Management has evaluated the financial statements for subsequent events through the report date.

Effective January 1, 2008, the Plan adopted ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value in accordance with GAAP and expands disclosures about fair value measurements. The adoption did not have a material impact on the Plan’s financial statements. This guidance was formerly known as SFAS No. 157, Fair Value Measurements. See Note 5 to the financial statements for additional disclosure.

3. Investments

The fair value of investments that represent 5% or more of the Plan’s net assets available for benefits is as follows:

	December 31
	2009	2008
General account of TFLIC:
Stable Fund	$372,571,896	$357,567,632
Separate accounts of TFLIC:
Large Growth Fund*	114,719,927	83,420,717
International Equity Fund	54,659,186	*	*
Large Value Fund	59,235,527	48,868,742
Shares of Diversified Investment Advisors Collective Trust – Stock Index Fund	104,290,198	81,280,255
AEGON N.V. common stock	55,416,757	51,488,889

*	During 2009 the Growth Fund merged into the Large Growth Fund. The December 31, 2008 value of the Large Growth Fund is updated to reflect the combined value of the funds for comparative purposes.

**	Less than 5% of the fair value of net assets available for benefits at the respective date.

AEGON USA, LLC Profit Sharing Plan

Notes to Financial Statements (continued)

3. Investments (continued)

During 2009, the Plan’s investments (including investments purchased or sold, as well as held during the year) appreciated/(depreciated) in fair value as follows:

Net Realized and Unrealized Appreciation in Fair Value of Investments
Separate accounts/collective trust	$120,329,912
Common stock/mutual funds	12,665,359

$132,995,271

4. Investment Contract with Insurance Company

The Plan has a benefit responsive investment contract with TFLIC (Stable Value Fund). TFLIC maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

Quarterly, TFLIC declares an interest rate for the TFLIC general account that applies to contributions received during the quarter. TFLIC guarantees the interest rate until the end of the year. The average yields for the TFLIC general account are as follows:

	2009	2008
Based on actual earnings	4.52%	4.85%
Based on average interest rate credited to participants	4.25	5.44

AEGON USA, LLC Profit Sharing Plan

Notes to Financial Statements (continued)

5. Fair Value Measurements

Effective January 1, 2008, the Plan adopted ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value in accordance with GAAP and expands disclosures about fair value measurements. The adoption did not have a material impact on the Plan’s financial statements. This guidance was formerly known as SFAS No. 157, Fair Value Measurement.

The standard describes three levels of inputs that may be used to measure fair value:

Level 1 – Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 – Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations are observed from unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following table sets forth, by level within the fair value hierarchy, the Plan investment assets at fair value. As required by ASC 820, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

AEGON USA, LLC Profit Sharing Plan

Notes to Financial Statements (continued)

5. Fair Value Measurements (continued)

Investments at fair value as of December 31, 2009 and 2008:

	Level 1	Level 2	Level 3	Total
December 31, 2009
Assets:
Common stock	$9,150,557	$–	$–	$9,150,557
Fixed income	60,971	–	–	60,971
Unit trusts	2,400,726	–	–	2,400,726
Certificate of deposit	51,123	–	–	51,123
Money market funds	4,256,835	–	–	4,256,835
AEGON N.V. common stock	55,416,757	–	–	55,416,757
Mutual funds	22,158,039	–	–	22,158,039
Common collective trusts	–	104,290,198	–	104,290,198
Guaranteed investment contracts	–	372,571,896	–	372,571,896
Pooled separate accounts	–	487,928,391	–	487,928,391
Participant loan receivable	–	–	27,189,191	27,189,191

Total assets	$93,495,008	$964,790,485	$27,189,191	$1,085,474,684

	Level 1	Level 2	Level 3	Total
December 31, 2008
Assets:
Common stock	$5,814,459	$–	$–	$5,814,459
Fixed income	97,647	–	–	97,647
Unit trusts	2,478,751	–	–	2,478,751
Certificate of deposit	190,861	–	–	190,861
Money market funds	3,635,683	–	–	3,635,683
Mutual funds	9,426,679	–	–	9,426,679
AEGON N.V. common stock	51,488,889	–	–	51,488,889
Common collective trusts	–	81,280,255	–	81,280,255
Guaranteed investment contracts	–	357,567,632	–	357,567,632
Pooled separate accounts	–	372,447,770	–	372,447,770
Participant loan receivable	–	–	26,132,950	26,132,950

Total assets	$73,132,969	$811,295,657	$26,132,950	$910,561,576

5. Fair Value Measurements (continued)

Changes in Level 3 Fair Value Measurements

The reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2009 and 2008, are as follows:

	Beginning Asset Balance as of January 1, 2009	Issuances and Settlements	Ending Asset Balance as of December 31, 2009	Changes in Unrealized Gains (Losses) Included in Net Income Relating to Positions Still Held
December 31, 2009
Assets:
Participant loans receivable	$26,132,950	$1,056,241	$27,189,191	$–

	Beginning Asset Balance as of January 1, 2008	Issuances and Settlements	Ending Asset Balance as of December 31, 2008	Changes in Unrealized Gains (Losses) Included in Net Income Relating to Positions Still Held
December 31, 2008
Assets:
Participant loans receivable	$26,132,130	$820	$26,132,950	$–

6. Participant Loans Receivable

The Plan provides for loans to active participants. The Plan treats loans as a participant’s directed investment of the participant’s account. The loan is a trust investment, but only the borrowing participant’s account shares in the interest paid on the loan and bears any expense or loss incurred because of the loan. The loans bear interest at a rate established at the time the Plan provides for the loans.

AEGON USA, LLC Profit Sharing Plan

Notes to Financial Statements (continued)

7. Transactions with Parties in Interest

In addition to the transactions discussed in Note 2, the Company and its affiliate, DIA, provide all administrative services at no charge to the Plan. The Company does not determine the cost of such services.

8. Income Tax Status

The Plan received a determination letter from the Internal Revenue Service (IRS) dated December 23, 2008 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. In connection with this determination by the IRS, the Company amended and restated the Plan. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan operates in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, remains qualified and the related trust remains tax-exempt.

On May 20, 2008, the IRS closed its audit of the Plan for the 2005 calendar year and accepted the Plan’s 2005 Form 5500 as filed.

Supplemental Schedule

AEGON USA, LLC Profit Sharing Plan

EIN 42-1310237 Plan No. 003

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

Year Ended December 31, 2009

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value
Unallocated insurance contract – general account
Transamerica Financial Life Insurance Company*	Deposits in unallocated contracts in general account of insurance company – Stable Fund	**	$372,571,896

Separate accounts of insurance company
Transamerica Financial Life Insurance Company*	Deposits in separate accounts of insurance company – Mid Value Fund	**	30,082,635
Transamerica Financial Life Insurance Company*	Deposits in separate accounts of insurance company – Large Growth Fund	**	114,719,927
Transamerica Financial Life Insurance Company*	Deposits in separate accounts of insurance company – Core Bond Fund	**	50,406,291
Transamerica Financial Life Insurance Company*	Deposits in separate accounts of insurance company – Large Value Fund	**	59,235,527
Transamerica Financial Life Insurance Company*	Deposits in separate accounts of insurance company – International Equity Fund	**	54,659,186
Transamerica Financial Life Insurance Company*	Deposits in separate accounts of insurance company – High Quality Bond Fund	**	23,841,689
Transamerica Financial Life Insurance Company*	Deposits in separate accounts of insurance company – Large Core Fund	**	32,434,331
Transamerica Financial Life Insurance Company*	Deposits in separate accounts of insurance company – Short Horizon Strategic Allocation Fund	**	6,593,055
Transamerica Financial Life Insurance Company*	Deposits in separate accounts of insurance company – Short/ Intermediate Horizon Strategic Allocation Fund	**	3,748,089

AEGON USA, LLC Profit Sharing Plan

EIN 42-1310237 Plan No. 003

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year) (continued)

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value
Separate accounts of insurance company (continued)
Transamerica Financial Life Insurance Company*	Deposits in separate accounts of insurance company – Intermediate Horizon Strategic Allocation Fund	**	$22,965,687
Transamerica Financial Life Insurance Company*	Deposits in separate accounts of insurance company – Intermediate/ Long Horizon Strategic Allocation Fund	**	20,436,619
Transamerica Financial Life Insurance Company*	Deposits in separate accounts of insurance company – Long Horizon Strategic Allocation Fund	**	12,930,190
Transamerica Financial Life Insurance Company*	Deposits in separate accounts of insurance company – High Yield Bond Fund	**	19,855,948
Transamerica Financial Life Insurance Company*	Deposits in separate accounts of insurance company – Small Core Fund	**	36,019,217

Total separate accounts of insurance company			487,928,391

Diversified Investment Advisors Collective Trust*	Shares of collective trust – Stock Index Fund	**	104,290,198

Mutual Funds
Columbia Acorn	Columbia Acorn Fund	**	3,596,507

Vanguard	Vanguard Small Cap Index Fund	**	5,037,665

Common stocks
AEGON N.V.*	8,380,036 shares of common stock	**	55,416,757

Personal choice retirement account	Self-directed brokerage account	**	29,444,079

Participant loans receivable	Loans to participants with maturities of 5 to 20 years and interest rates ranging from 3.25% to 11.02%		27,189,191

Total investments			$1,085,474,684

*	Indicates party-in-interest to the Plan.
**	Not required for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AEGON USA, LLC PROFIT SHARING PLAN

By:	/s/ Brenda K. Clancy
Name: Brenda K. Clancy Title: Executive Vice President Chief Operating Officer AEGON USA, LLC

June 29, 2010